April 20, 2026

Joseph Corso
Chief Financial Officer
nLIGHT, Inc.
4637 NW 18 th Avenue
Camas, Washington 98607

       Re: nLIGHT, Inc.
           Form 10-K for the Year Ended December 31, 2025
           Filed February 27, 2026
           File No. 001-38462
Dear Joseph Corso:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2025
Notes to Consolidated Financial Statements
Note 18 - Segment Information, page 62

1. You disclose that your CODM uses revenue, gross profit, and gross margin to evaluate segment performance. Please revise in future filings to clarify which of the disclosed
       metrics constitute the CODM   s primary measure of segment profit or
loss.
2. We note that in your table of selected financial data by business segment, you have a
       column titled    Corporate and Other    and that this column consists of
general and
       administrative overhead costs and unallocated expenses related to stock-based compensation and purchased intangible amortization, which are not used in evaluating the results of, or in the allocation of resources to, your reportable segments. As this amount appears to represent the reconciling items between the total of the gross margin segment measures and your consolidated gross margin, rather than revenue/expenses related to other segments, it should not be given prominence as a separate column, but instead should be reflected as a reconciling item in a reconciliation which totals the segment profitability measures and reconciles to consolidated income before income
 April 20, 2026
Page 2

       taxes. Refer to the guidance in ASC 280-10-50-30. Please revise your disclosure in future filings.
3. Please more fully explain to us how you believe you have complied with the requirements to disclose significant expenses and other segment items required by ASC
       280-10-50-26A and 26B or explain how you intend to revise your disclosures in future filings to comply with this guidance. If you have no significant expense categories, please tell us where and how you explain the nature of the expense information the
       CODM uses to manage operations as required by ASC 280-10-50-26C or explain how you intend to revise your disclosures in future filings to comply with this guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing